Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated October 25, 2018

October 25, 2018
To all parties concerned
Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries:	Toshinori Kobayashi, Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding Opinion of the Company’s Board of Directors on Shareholder Proposal

Alpine Electronics, Inc. (the “Company”) received on October 12, 2018 from Oasis Investments II Master Fund Ltd. (the “Proposing Shareholder”), one of the Company’s shareholders, a document (the “Letter of Shareholder Proposal”) to the effect that it would make a certain shareholder proposal (the “Shareholder Proposal”) with respect to the agenda item for the extraordinary general meeting of shareholders of the Company scheduled to be held in mid-December 2018 (the “Extraordinary General Meeting of Shareholders”).  However, the Company has resolved at its board of directors meeting dated October 25, 2018 that it will oppose the Shareholder Proposal and hereby announces as follows.

I.	Details of the Shareholder Proposal
1.	The Proposal
Appropriation of surplus

2.	Details of the Proposal
The details of the Shareholder Proposal are as described in the Exhibit “Details of the Shareholder Proposal,” where the “Details of the Shareholder Proposal” contained in the Exhibit is the translated excerpt of the original texts of the relevant parts of the Letter of Shareholder Proposal (including later revisions) submitted by the Proposing Shareholder in Japanese.

II.	Opinion of the Company’s Board of Directors on the Shareholder Proposal
1.	Overview of the Shareholder Proposal
The Proposal is to propose the payment of a dividend of 300 yen per common share of the Company (totaling approximately 20.7 billion yen) on the condition that the proposal for the approval of the share exchange agreement (as amended; the “Share Exchange Agreement”) executed by the Company and Alps Electric Co., Ltd. (“Alps Electric” and, together with the Company, the “Companies”) on July 27, 2017 will be disapproved at the Extraordinary General Meeting of Shareholders.

2.	Opinion of the Company’s Board of Directors
The Company’s board of directors opposes the Shareholder Proposal.

3.	Reason for the Opposition
The current automobile industry has entered an era of great change, which some people say occurs once a century. Particularly, in four areas called CASE (Connected, Autonomous, Shared & Services, Electric), significant changes that are unseen in other industries are taking place in a short period of time, including a constant connection to the Internet (Connected), autonomous driving (Autonomous), car-sharing services (Shared & Services) and the shift to electrically driven vehicles such as hybrid cars and EV (electric vehicles) (Electric). In addition, as epitomized by the advancement of IT companies into the automobile industry, movement of alliances beyond the framework of the automobile industry is being accelerated much more dramatically than before.

In having contact with its customers, automotive manufacturers, the Company has come to realize that the concentration of management resources into CASE (Connected, Autonomous, Shared & Services, Electric) will continue to be a trend in the entire automobile industry in the fiscal year 2018 and the following years, and suppliers of HMI (human machine interface), etc. are even expected to propose HMI systems for the entire vehicle, rather than just delivering module products.

In light of this rapidly changing market environment for automotive equipment, the Company believes that the early realization of synergies through the business integration with Alps Electric is essential not only for improving shareholder value over a medium- to long-term but also meeting the expectations of its customers and employees, and further, the Company believes that it is the best measure for all stakeholders, including those of the Company’s minority shareholders.

On the contrary, the assertion in the Shareholder Proposal that the rejection of the proposal concerning the approval of the Share Exchange Agreement contributes to the improvement of the corporate value of the Company is contrary to the opinion of the Company based on the business environment surrounding the Company. Therefore, the Company opposes the Shareholder Proposal.

As described in “II.4.(1) The Company’s Views on the Capital Policy” below, the Company believes it must maintain at hand a certain level of cash and deposits in promoting business as necessary operating cash and funds for other purposes such as to realize sustainable growth over a medium- to long-term.  Among those funds, the Company considers that the amount of necessary operating cash would be approximately 35 billion yen in light of the sales volume in the fiscal year ended March 2018.  If the Company pays dividends as asserted in the Shareholder Proposal (totaling approximately 20.7 billion yen), taking into account the Company’s current funding requirements, it poses the risk of a shortfall in operating cash, and even if it did not create an immediate shortfall in operating cash, a loss of reserves to cover risks for credit shrinkage on a crisis event could result in stable sustainability of the Company’s business being impaired.

Accordingly, from the perspective of securing stable sustainability of the Company’s business and improving medium- to long-term corporate value, the Company believes it is inappropriate to pay the dividends pertaining to the Shareholder Proposal.

4.	Supplemental Explanation for the Reason of the Opposition
(1)	The Company’s Views on the Capital Policy
(a)
In the Company, the collection of accounts receivable peaks at the end of each month, while the payment of accounts payable peaks around the 20th day of each month.  Accordingly, the amount of cash and deposits normally tends to peak at month-end.  Looking at operating cash on a consolidated earnings basis for the past five years, the account-receivable turnover period was 1.5 to 2.0 months, inventory-asset turnover period was 1.0 to 1.5 months and account-payable turnover period was 1.0 to 1.5 months.  Therefore, the Company considers the standard period for securing operating cash to be around 1.5 to 2.0 months.  This standard is equivalent to approximately 35.0 billion to 46.0 billion yen in the sales volume in the fiscal year ended March 2018.

(b)
Given that the Company is operating globally in the regions such as the Americas, Europe, Asia (as of March 31, 2018, the Company has 42 group companies (36 subsidiaries and 6 affiliates) in 14 countries) and its overseas sales are over 85% of the total sales, in order to smoothly and flexibly facilitate the sales, production, procurement and other operational activities in those regions, the Company considers it necessary to have its major overseas subsidiaries secure a certain level of cash and deposits in multiple currencies, including U.S. dollars, euros, yuan and yens.  Of the cash and deposits provided in the consolidated balance sheet as of the end of the first quarter of the fiscal year ending March 2019 (approximately 51.6 billion yen), the percentage of cash and deposits held in Japan is approximately 30%.

(c)
The Company considers it necessary to secure a certain level of cash and deposits to pay dividends and taxes and be ready for responding to troubles and other issues, which is unique to the automotive industry.

(d)
Most of the automobile manufacturers request their business partners to provide financial data on a regular basis and therefore it is a requisite to secure stable financial footing for maintaining ongoing transaction relationships.  This is especially the case with the Company’s OEM business, which sells its products to automobile manufacturers around the world that demand even better quality, lower prices and shorter deadlines amid the global competition for survival.  In order to meet such demand, the Company considers it essential that it maintains its financial strength at a high level.

(e)
The Company also considers it important to secure the cash funding in order to cover for any needs for potential M&A and other activities for the Company’s further growth.  Specifically, it is becoming ordinary activities to consider M&A deals of up to 10 billion yen that mainly target Japanese and overseas software development companies and audio device companies.

(2)	Details of the Special Dividends Proposed by the Company
As the means to take a cautious approach to protect the interests of its minority shareholders, the Company carefully discussed and considered whether the share exchange under the Share Exchange Agreement (the “Share Exchange”) is not disadvantageous to the minority shareholders of the Company, taking into consideration various factors such as the confirmation of the details including the updated factors concerning the revised financial forecasts of the Company and Alps Electric and the examination of the appropriateness, as well as the details of the analysis by SMBC Nikko Securities Inc. of the share exchange ratio agreed by the Companies in the Share Exchange Agreement (the “Share Exchange Ratio”), the legal advice from TMI Associates, and the written report (toshinsho) received on September 26, 2018 from the third-party committee consisting of five members, to which two new members were added.
As a result, even on the assumption that the Share Exchange Ratio is fair where the Special Dividends (defined below) are not paid, in light of various factors such as opinions expressed by certain minority shareholders of the Company, including the voting outcome at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, and the latest trends of share prices of the Companies, the Company has concluded that it is appropriate to conduct the business integration on even more favorable terms and conditions to its minority shareholders by way of the Special Dividends.
Accordingly, the Company resolved at its board of directors meeting held on September 27, 2018 to submit a proposal for the approval of the distribution of surplus of 100 yen per common share of the Company (the “Special Dividends”) to the Extraordinary General Meeting of Shareholders, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.

The Company set the amount of dividend per common share for the Special Dividends at 100 yen in light of such factors as the amount of operating cash necessary for the Company’s business operations, which is set forth in “(1) The Company’s Views on the Capital Policy” above, the recent business conditions of each of the Companies, the difference between the financial forecasts of the Companies which was used as a basis for the DCF analysis, and to which the Companies referred in executing the Share Exchange Agreement on July 27, 2017, and the actual operating results of the Companies for the fiscal year ended March 31, 2018, and the impact of the Special Dividends on the Share Exchange Ratio.

End

Exhibit “Details of the Shareholder Proposal” (Translation)

Shareholder Proposal

Pursuant to Article 303, Paragraph (2) of the Companies Act, OASIS INVESTMENTS II MASTER FUND LTD. (“Oasis”) as a shareholder of Alpine Electronics, Inc. (the “Company”) having consecutively for the preceding six months or more not less than one hundredth (1/100) of the votes of all shareholders or not less than three hundred votes of all shareholders demands that the agenda item set forth in Section 1 (the “Agenda Item”) be included in the purpose of the extraordinary general meeting of shareholders scheduled to be held in mid-December 2018 (the “Extraordinary General Meeting of Shareholders”), and will submit the proposal set forth in Section 2 (the “Proposal”) at the Extraordinary General Meeting of Shareholders.  In this connection, Oasis hereby demands that the Company notify its shareholders of the summary of the Proposal pursuant to Article 305, Paragraph (1) of the Companies Act and Article 93 of the Ordinance for Enforcement of the Companies Act.

1.	Agenda Item to be Proposed
Appropriation of surplus

2.	Summary of the Proposal and Reasons for the Proposal
(1)	Summary of the Proposal
Subject to the condition that the proposal for the approval of the Share Exchange Agreement (as defined below) will be disapproved, the Company will appropriate surplus to the shareholders or the registered pledgees of shares who are entered or recorded in the final shareholders register of the Company as of October 15, 2018 as follows.

A.	Matters concerning the dividend
The dividend will be paid as follows.
(i)	Type of dividend
Cash
(ii)	Allocation and the amount of dividend
300 yen per common share of the Company
Total amount: The amount obtained by multiplying 300 yen by the total number of outstanding common shares of the Company (excluding treasury shares) as of October 15, 2018
(iii)	Effective date of dividend payment from surplus
December 27, 2018

B.	Other matters concerning the appropriation of surplus
In order to apply to the payment of dividends, the Company will conduct reversal of the reserve as follows.
(i)	Item and the amount of surplus to reduce
Other reserve 31,452,000,000 yen
(ii)	Item and the amount of surplus to increase
Retained earnings brought forward 31,452,000,000 yen

(2)	Reason for the Proposal

On July 27, 2017, the Company announced that it had decided to conduct a business integration (the “Business Integration”) that involves a reorganization into a holding company structure with Alps Electric Co., Ltd. (“Alps Electric”) which is its parent company and holds 41.15% of the shares in the Company on a voting-right ownership basis. As a part of the Business Integration, it would conduct a share exchange through which Alps Electric will be the wholly owning parent company and Alpine will become the wholly owned subsidiary (the “Share Exchange,” and the share exchange agreement regarding the Share Exchange between the Company and Alps Electric, the “Share Exchange Agreement”).  For the Share Exchange, the two companies have agreed on the share exchange ratio being 0.68 shares of the Alps Electric common shares to be allocated and delivered for each share of the Company common shares.

The Proposal is to propose the payment of the dividends of 300 yen per common share of the Company on the condition that the proposal for the approval of the Share Exchange Agreement will be disapproved.

The Company announced on September 27, 2018 to pay the dividends of 100 yen per common share of  the Company on the condition that the proposal for the approval of the Share Exchange Agreement will be passed.  On the same day, Alps Electric clarified its policy to proactively buy back its own shares by stating “giving consideration to the possibility that while [Alps Electric’s] financial conditions are expected to further improve from the current conditions as a result of the Business Integration, an increase in [Alps Electric’s] common stock as a result of the Share Exchange may lead to a certain level of dilution. [Alps Electric] has decided to set a basic policy to proactively introduce measures to return profits to shareholders, including a share buyback, depending on the degree of excess capital and financial surplus” in the press release titled “Notice Regarding the Basic Policy on Shareholder Returns under the Holding Company Structure.”  In addition, Alps Electric indicated at the last investor meeting that Alps Electric would utilize the company’s cash and deposits as the funds for a buyback.

The Company proposed the dividends of 15 yen per common share of the Company at the 52nd ordinary general meeting of shareholders held on June 21, 2018 (the “Ordinary General Meeting of Shareholders”), which was approved.  Oasis, on the other hand, submitted a shareholder proposal to pay the dividends of 325 yen per common share of the Company which includes the amount proposed by the dividends proposal made by the Company, but the Company opposed to Oasis’s shareholder proposal on the ground that the Company must maintain cash and deposits at hand as necessary operating cash and that the payment of dividends, which was proposed by Oasis, could impair stable sustainability of the Company’s business.

However, as described above, the Company itself has announced to submit a proposal of the payment of the dividends of 100 yen per common share of the Company to the Extraordinary General Meeting of Shareholders, and Alps Electric has implied that if the Share Exchange is implemented, it would buy back its own shares by utilizing cash and deposits held by the Company. It means there was no necessity for the Company to maintain cash and deposits at hand.  It has therefore been clarified that the Company’s explanation at the Ordinary General Meeting of Shareholders was not true.

If the dividends of 300 yen per common share of the Company are paid, the total dividend amount will be approximately 20.7 billion yen.  Even if the dividends of that amount is paid, the Company will still hold cash and deposits of approximately 33.1 billion yen and a large amount of cross-held shares available for sale (e.g., shares in Honda Motor Co., Ltd. and shares in and capital contribution to Neusoft Corporation in China) and even it can utilize interest-bearing debts.  Accordingly, even if the Company pays the dividends of 300 yen per common share of the Company, it will still hold sufficient funds for overseas expansion and more effective strategic collaborations than the Business Integration with Alps Electric.

If the proposal for the approval of the Share Exchange Agreement is disapproved, the Company will continue operating as an independent listed company, but the management of the Company must improve the corporate value for all stakeholders, rather than Alps Electric alone.  If the dividends of 300 yen per common share of the Company are paid, the Company’s ROE will improve, and this will benefit all shareholders of the Company.  As is evident from the above, the Company has a solid financial base on which stable sustainability of the Company’s business will not be impaired by the dividends payment of an amount even greater than 300 yen per common share, let alone 300 yen per common share, of the Company.  Oasis firmly believes that a disapproval of the proposal for the approval of the Share Exchange Agreement and an approval of the Proposal will contribute to the improvement of the corporate value of the Company over the short, medium and long term.

End

One of the parties to the a business integration (the “Business Integration”) that involves a reorganization into a holding company structure, Alps Electric, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with the Company.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.